Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectuses of American Capital Mortgage Investment Corp. for the registration of common stock, preferred stock, and debt securities and to the incorporation by reference therein of our reports dated February 26, 2015, with respect to the consolidated financial statements of American Capital Mortgage Investment Corp., and the effectiveness of internal control over financial reporting of American Capital Mortgage Investment Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
June 26, 2015